UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 12b-25

SEC FILE NUMBER

           0-15588

NOTIFICATION OF LATE FILING

(Check One):

[ X ]  Form 10-K

[     ]  Form 20-F

[     ]  Form 11-K

[    ]  Form 10-Q

[     ]  Form N-SAR

[     ]  Form N-CSR

For Period Ended:

November 30, 2004

[     ]  Transition Report on Form 10-K

[     ]  Transition Report on Form 20-F

[     ]  Transition Report on Form 11-K

[     ]  Transition Report on Form 10-Q

[     ]  Transition Report on Form N-SAR

For the Transition Period Ended:

n/a

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

n/a

PART I – REGISTRANT INFORMATION

  Canterbury Consulting Group, Inc.

Full Name of Registrant

  n/a

Former Name if Applicable

  352 Stokes Road, Suite 200

Address of Principal Executive Office (Street and Number)

  Medford, New Jersey  08055

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

[X]

(a)

The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

As previously reported, the Registrant is in the process of conducting a going private transaction.  Registrant had anticipated that the process would have been completed by this time making a 10-K filing unnecessary.  Due to extensive delays by the SEC Staff in addressing Registrant’s proxy filing, the going private process is still in progress.  As a result, the Registrant’s financial reporting staff is currently attempting to finalize the filing of its Form 10-K for the year ended November 30, 2004.  The Registrant may not be able to eliminate the foregoing difficulty without unreasonable effort and expense.  In addition, the Company’s auditor may not now be available until June 2005.

PART IV -- OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Kevin J. McAndrew

609

953-0044

(Name)

(Area Code)

(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[ X ] Yes    [    ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[    ] Yes    [ X ] No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CANTERBURY CONSULTING GROUP, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:

February 28, 2005

By:

/s/ Kevin J. McAndrew

Kevin J. McAndrew

President and Chief Executive Officer

Instruction.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

1129746v1